

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 5, 2017

Stephen Long
Chief Legal Officer
Strongbridge Biopharma plc
900 Northbrook Drive, Suite 200
Trevose, PA 19053

       Re: Strongbridge Biopharma plc
               Registration Statement on Form F-3
               Filed April 28, 2017
               File No. 333-217555

Dear Mr. Long:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at (202) 551-5019 with any questions.

                           Sincerely,

                           /s/ Mary Beth Breslin for

                           Suzanne Hayes
                           Assistant Director
                           Office of Healthcare and Insurance

cc: Aron Izower, Esq.
       Reed Smith LLP